FULLCAST www.fullcast.co.jp

06011518

RECEIVED
2006 MAR -9 P 12:37
OFFICE OF INTERNATIONAL CORPORATE FINANCE

March 3, 2006

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
Mail Stop: 3-2

SUPPL

Re: Fullcast Co., Ltd. - 12g3-2(b) Exemption (FILE NO. 82-34859)

Ladies and Gentleman:

In connection with the exemption of Fullcast Co., Ltd. a joint stock corporation incorporated under the laws of Japan, as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities Exchange Commission with the following information required by Rule 12g3-2(b):

1. Notice of Change in Subsidiary (transfer of shares)
(Filed on February 27, 2006)

If you have any questions or requests for additional information, please contact Shingo Tsukahara of Fullcast Co., Ltd, Shibuya Mark City West Building 13th floor 1-12-1, Dogenzaka, Shibuya-ku Tokyo, 150-0043 Japan (Telephone +81-3-3780-9507, Facsimile +81-3-3780-9510)

Very truly yours,

Fullcast Co., Ltd.

Shingo Tsukahara

Shingo Tsukahara
Director

PROCESSED
MAR 10 2006
THOMSON FINANCIAL

dw 3/9

SN-2006-3

FULLCAST Co.,LTD.
Shibuya Mark City's west building, 13th floor, 1-12-1, Dogenzaka, Shibuya-ku, Tokyo, 150-0043 Japan
IR : +81-3-3780-9507 (Direct) FAX : +81-3-3780-9510
e-mail. IR@fullcast.co.jp

February 27, 2006

Company name: Fullcast Co., Ltd.
President and CEO: Takehito Hirano
(Stock code: 4848; Stock Exchange listing: First Section of the Tokyo Stock Exchange)
Contact: Yasushi Kamiguchi, Director and Corporate Executive Officer
General Manager, Business Administration Headquarters and General Manager, Group Strategy Dept.
Telephone: +81-3-3780-9507

To whom it may concern:

Re: Change in Subsidiary (transfer of shares)

Fullcast Co., Ltd. has decided to transfer shares in our subsidiary Fullcast Telemarketing Co., Ltd. in a board of directors' meeting held on February 27, 2006.

Details

1. The reason for transfer of shares
Fullcast Telemarketing has operated as a joint venture formed between Hikari Tsushin Inc. in expectation of contracts for call center operations to date. The Hikari Tsushin group has recently offered to acquire shares in the company; after due consideration, we reached the conclusion that we would transfer them to Hikari Tsushin on grounds that it would be better to pursue other forms than the current joint venture from Fullcast group's standpoint.

2. Summary of the subsidiary to be transferred (Fullcast Telemarketing Co., Ltd.)
(1) Trade name: Fullcast Telemarketing Co., Ltd.
(2) Representative: Kenji Nishimura, President and Representative Director
(3) Head office: Shinjuku Ward, Tokyo
(4) Establishment: September 2004
(5) Main business activities: Call center operations
(6) Accounting term: September
(7) Capital: 90 million yen
(8) Stockholder composition Fullcast Co., Ltd. 51 percent
Hikari Tsushin Group 49 percent
(9) Operating results in recent fiscal years

(Thousands of yen)

	September 2005 fiscal year	1st quarter ended December 2005 (3 months) of September 2006 fiscal year
Net sales	867,920	189,827
Gross profit on sales	410,581	53,821
Operating income	160,367	-36,556
Ordinary income	169,410	-34,717
Current net income	97,397	-42,850
Total capital	428,915	275,717
Stockholders' equity	180,504	137,655

3. Summary of the company to which shares are to be transferred
(1) Trade name: Hikari Tsushin, Inc.
(2) Representative: Takeshi Tamamura, President and Representative Director
(3) Head office 16-15, 1-chome Minami Ikebukuro, Toshima Ward, Tokyo
(4) Main business activities Information and telecommunications
(5) Relationship with Fullcast None

4. Number of shares to be transferred and the state of equity ownership before and after transfer

(1) Number of shares owned before transfer	918 shares (ownership percentage: 51 percent)
(2) Number of shares to be transferred	918 shares (value of shares to be transferred: 45,900,000 yen)
(3) Number of shares owned upon transfer	0 share (ownership percentage: 0.0 percent)

5. Time schedule

February 27, 2006	Resolved at a board of directors' meeting
February 28, 2006	Date of signing a share transfer agreement
February 28, 2006	Date of transferring stock certificate

6. Future outlook

Because an impact that this transfer of shares will have on our operating results is minor, there are no changes in our projections for operating results for the fiscal year ending September 2006.

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